September 11, 2014

Mr. Jeff Kauten

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Net Element, Inc.

Post-Effective Amendment No. 4 on Form S-3

Filed August 9, 2013

Post-Effective Amendment No. 5 on Form S-3

Filed August 29, 2014

File No. 333-182076

Dear Mr. Kauten:

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments of September 4, 2014 regarding the Company’s Post-Effective Amendment No. 4 (“Amendment No. 4”) to Registration Statement on Form S-3 that was filed on EDGAR on August 9, 2013 and Post-Effective Amendment No. 5 (“Amendment No. 5”) to Registration Statement on Form S-3 that was filed on EDGAR on August 29, 2014 (such Registration Statement, as amended, the “Registration Statement”).

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Post-Effective Amendment No. 4 on Form S-3

1.	We note that you filed Post-Effective Amendment No. 4 on Form S-3 using the EDGAR header tag POS EX and that filings meeting the eligibility requirements for the use of that header tag are effective upon filing. Please provide us with your analysis supporting your apparent belief that you were eligible to use the POS EX header tag. Please advise as to whether any sales were made under the registration statement on or after May 23, 2013. If so, please provide the dates and amounts of shares sold during that period. If such sales have been made, please also provide an analysis supporting your conclusion that the use of the prospectus was consistent with applicable requirements of the Securities Act, including Section 10(a)(3) as well as the undertaking included in your registration statement that is responsive to Item 512(a)(1)(i) of Regulation S-K. In formulating your response you may wish to refer to Rule 401(g) of Regulation C.

The Company does not believe that it was eligible to use the EDGAR header tag POS EX in connection with its filing of Amendment No. 4, and believes that the incorrect labeling of the header tag is the result of a clerical error. The Company relies on the assistance of its outside legal counsel to determine the correct EDGAR header tags to apply to its securities filings, and the Company does not recall any specific discussions in connection with the filing of Amendment No. 4 as to whether such filing should have been made using EDGAR header tag POS EX or POS AM. Since the filing of Amendment No. 4, the Company has engaged new outside legal counsel to assist the Company with its securities filings, and in consultation with the Company’s new counsel, the Company has determined that Amendment No. 4 was incorrectly filed using EDGAR header tag POS EX and should have instead been filed using EDGAR header tag POS AM. The Company confirms, however, that no sales were made under the Registration Statement on or after May 23, 2013.

Post-Effective Amendment No. 5 on Form S-3

2.	The fourth paragraph includes an assumption regarding the power and authority of all persons signing certain documents to execute, deliver and perform under such documents. Please file a revised legal opinion that does not contain this assumption as to the issuer or explain to us why this assumption is appropriate. Refer to Section II.B.3.a of SEC Staff Legal Bulletin No. 19.

The Company has filed a revised legal opinion that does not contain the referenced assumption as to the issuer.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122, Serge Pavluk of Snell & Wilmer L.L.P. at 714.427.7442 or Joshua Schneiderman of Snell & Wilmer L.L.P. at 213.929.2545.

Sincerely,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.